Date: 25 January 2002

Number: 02/02

BHP Billiton Production Report for the Quarter

Ended 31 December 2001

BHP Billiton today released its production report for the quarter ended 31 December 2001. The results demonstrate a solid operational performance, particularly from the iron ore and petroleum assets, and the contribution from new copper, metallurgical coal, petroleum and alumina operations.

The production figures also reflect BHP Billiton's international resource management strategy, including the decision to temporarily reduce copper production by an estimated 170,000 tonnes per annum.

  Aluminium production was six per cent lower than the December 2000 quarter and four per cent lower than the September 2001 quarter. Production at Mozal (Mozambique) was significantly higher during the December 2001 quarter, compared to the corresponding period in 2000, reflecting the completion of full commissioning at that project in December 2000. Lower production at Alumar and Valesul over the half year reflects temporary power usage restrictions instigated by the Brazilian government in June 2001. Power rationing in the north of the country was suspended in January 2001 and it is expected that Alumar will return to full production during the March 2002 quarter.

  Alumina production was 81 per cent higher than the December 2000 quarter and in line with the September 2001 quarter reflecting BHP Billiton's increased ownership in Worsley (Australia), effective January 2001 and a production capacity expansion at that asset, completed in April 2001.

  Oil and Condensate production was in line with both the December 2000 quarter and the September 2001 quarter. Bass Strait (Australia) production remained constant compared to both periods due to successful infill drilling. Liverpool Bay (UK) production was significantly higher than the December 2000 quarter due to increased stabilised production from that asset.

Increased production was also recorded at the Bruce and Keith fields (UK) during the December 2001 quarter due to increased customer demand. In addition, Typhoon (USA) reported higher production during the December 2001 quarter following the ramp-up of first production from the deepwater Gulf of Mexico asset (commenced operations in July 2001). Higher production was recorded at the Wanaea/Cossack fields (Australia) during the December 2001 quarter following planned maintenance in the previous quarter.

  Natural Gas production was 25 per cent higher than the December 2000 quarter and seven per cent higher than the September 2001 quarter. Higher year on year gas production at Bass Strait (Australia) was due to sales into the Eastern Gas Pipeline. Compared to both periods, natural gas production was also significantly higher at the Liverpool Bay, Bruce and Keith fields (UK) due to increased customer demand.

  Copper production was 18 per cent lower than the December 2000 quarter and 10 per cent higher than the September 2001 quarter. Copper production at Escondida (Chile) was lower compared to both periods due to temporary production cuts announced in November 2001 and a natural decline in head grade. BHP Billiton recorded higher copper production in the December 2001 quarter following the successful achievement of commercial production at Antamina (Peru) in October 2001 - more than four months ahead of schedule. Lower year on year copper production was largely due to BHP Billiton no longer reporting production from the Ok Tedi mine (Papua New Guinea).

During January 2002, BHP Billiton commenced the temporary curtailment of production at its Tintaya (Peru) operations and closed its remaining in-situ leaching operations at San Manuel (USA) as part of its international copper resource management strategy. At the time of the announcements Tintaya was producing 90,000 tonnes per annum of copper, while San Manuel was producing 9,000 tonnes per annum of copper cathode.
  Iron Ore production was six per cent higher than the December 2000 quarter and in line with the September 2001 quarter. Western Australian iron ore set new production records during both the half year and December 2001 quarter (8.2 per cent higher than the previous half year and 14.2 per cent higher than the December 2000 quarter) due to continuing strong demand for product in Japan, China and other Asian markets. Higher production in the December 2001 quarter also allowed for the rebuilding of port stockpiles from previously low levels. During the half year, BHP Billiton sold 37.1 million wet tonnes (100 per cent terms) of WA iron ore, which is an increase of 4.9 per cent compared to the corresponding period in 2000.

  Metallurgical Coal production was eight per cent lower than the December 2000 quarter and 10 per cent lower than the September 2001 quarter. Shipments from the Queensland (Australia) coal mines were 13.4 million tonnes over the half year, or two per cent higher than the corresponding period in 2000. Higher production was recorded at Blackwater (Australia) during the December 2001 quarter following the expansion of production facilities and the successful integration of the South Blackwater operations, acquired as part of QCT Resources in July 2001.

Lower production, compared to the December 2000 quarter, follows the equalisation of Queensland (Australia) coal interests with Mitsubishi to form the BHP Billiton Mitsubishi Alliance in March 2001. Production at the Gregory Joint Venture (Australia) during the half year was impacted by adverse roof conditions encountered at the Crinum mine between August and December.

  Energy Coal production was 20 per cent lower than the December 2000 quarter and eight per cent lower than the September 2001 quarter. The decline in production was largely due to the divestment of BHP Billiton's 80 per cent interest in the PT Arutmin assets (Indonesia) in November 2001 and the sale of the Matla and Glisa mines (South Africa) in the June 2001 quarter. Lower production during the half year also reflects the accelerated closure of the Rietspruit mine (South Africa) in November 2001.

  Nickel production during the quarter was 22 per cent higher than the December 2000 quarter and 10 per cent higher than the September 2001 quarter. The year on year increase was largely due to higher production and sales at Cerro Matoso (Colombia) following commencement of production from the Line II expansion in January 2001. Higher production was also recorded at Yabulu (Australia) and Cerro Matoso during the December 2001 quarter following the completion of planned maintenance in the previous period.

  Ekati™ Diamond production was 192 per cent higher than the December 2000 quarter and 21 per cent higher than the September 2001 quarter following the acquisition of Dia Met Minerals Ltd, effective 1 July 2001. Higher production was also recorded during the December quarter following the commencement of mining at the Misery pipe in December 2001. Production from the Misery pipe will provide a small but consistent proportion of the Ekati™ mine's total output with the Panda pipe continuing to be the main source of production.

  Raw Steel production was eight per cent lower than the December 2000 quarter and nine per cent lower than the September 2001 quarter. Lower production was largely due to industrial action at the Port Kembla steelworks (Australia) during the December 2001 quarter. Domestic despatches were significantly higher, compared to the December 2000 quarter, due to strong demand for coated, pipe and tube, plate and tinplate products.

****

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BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			HALF YEAR ENDED		% CHANGE
							DEC Q01	DEC Q01	YTD 01
		DEC	SEPT	DEC	DEC	DEC	vs	vs	vs
		2000	2001	2001	2001	2000	DEC Q00	SEPT Q01	YTD 00

ALUMINIUM
Alumina	('000 tonnes)	533	964	965	1,929	1,072	81%	0%	80%
Aluminium	('000 tonnes)	251	244	235	479	484	-6%	-4%	-1%

BASE METALS
Copper	('000 tonnes)	271.6	202.1	221.6	423.6	483.7	-18%	10%	-12%
Lead	(tonnes)	51,104	54,032	53,212	107,244	104,047	4%	-2%	3%
Zinc	(tonnes)	33,804	29,402	46,719	76,122	63,315	38%	59%	20%
Gold	(ounces)	186,314	69,682	74,162	143,844	361,353	-60%	6%	-60%
Silver	('000 ounces)	8,060	8,183	9,281	17,464	16,135	15%	13%	8%
Molybdenum	('000 tonnes)	0.1	0.2	0.2	0.3	0.1	12%	1%	123%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	16,230	17,080	17,283	34,363	33,510	6%	1%	3%
Metallurgical coal	('000 tonnes)	8,877	9,035	8,149	17,184	16,841	-8%	-10%	2%
Manganese ores	('000 tonnes)	897	973	888	1,860	1,921	-1%	-9%	-3%
Manganese alloys	('000 tonnes)	173	119	165	284	348	-5%	39%	-18%
Hot briquetted iron	('000 tonnes)	291	386	384	770	396	32%	0%	95%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	14.4	15.9	17.5	33.4	27.2	22%	10%	23%
Chrome ores	('000 tonnes)	898	629	609	1,238	1,819	-32%	-3%	-32%
Ferrochrome	('000 tonnes)	249	207	206	413	522	-17%	0%	-21%

ENERGY COAL	('000 tonnes)	25,821	22,405	20,623	43,028	46,663	-20%	-8%	-8%

PETROLEUM
Crude oil and condensate	('000 bbl)	20,000	19,492	19,747	39,239	40,817	-1%	1%	-4%
Natural gas	(bcf)	60.83	71.24	76.23	147.47	122.58	25%	7%	20%
LPG	('000 tonnes)	155.04	182.71	173.01	355.72	327.81	12%	-5%	9%
Ethane	('000 tonnes)	9.98	24.05	18.59	42.64	33.17	86%	-23%	29%

BHP STEEL
Raw steel	('000 tonnes)	1,372	1,382	1,262	2,644	2,827	-8%	-9%	-6%
Marketable steel products	('000 tonnes)	1,268	1,377	1,169	2,546	2,693	-8%	-15%	-5%

EXPLOR'N, TECH & NEW BUS
Diamonds	('000 carats)	318	767	928	1,695	627	192%	21%	170%

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					HALF YEAR ENDED
	BHP Billiton	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	Interest	2000	2001	2001	2001	2001	2001	2000

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley (a)	86%	211	541	674	662	671	1,333	417
Suriname	45%	215	213	211	219	209	428	428
Alumar	36%	107	114	113	83	85	168	227
Total		533	868	998	964	965	1,929	1,072

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	127	122	123	125	117	242	253
Bayside	100%	45	44	43	44	45	89	91
Alumar	46.3%	44	42	43	35	32	67	87
Valesul	45.5%	12	11	9	8	9	17	23
Mozal (b)	47%	23	31	32	32	32	64	30
Total		251	250	250	244	235	479	484

BASE METALS (c)
COPPER
Payable metal ('000 tonnes)
Escondida	57.5%	105.8	98.3	89.1	89.3	80.1	169.5	215.3
Ok Tedi (d)	52%	54.1	51.7	53.4	-	-	-	103.9
Tintaya	100%	24.0	18.4	20.1	20.9	22.9	43.8	46.5
Antamina (e)	33.8%	-	-	-	-	26.5	26.5	-
Alumbrera (e)	25%	9.9	10.8	11.9	11.6	12.0	23.6	9.9
Highland Valley (e)	33.6%	16.1	14.8	14.1	16.1	16.0	32.1	16.1
Selbaie	100%	3.2	3.3	2.9	2.5	2.7	5.1	6.6
Total		213.1	197.2	191.5	140.4	160.2	300.6	398.3

Refined production ('000 tonnes)
Escondida	57.5%	20.5	21.0	22.0	21.9	21.9	43.8	40.4
Cerro Colorado (e)	100%	31.0	32.0	33.8	34.0	33.8	67.8	31.0
San Manuel	100%	2.6	2.5	2.3	2.3	2.2	4.5	5.4
Pinto Valley	100%	4.4	3.9	3.8	3.4	3.4	6.8	8.7
Total		58.5	59.4	62.0	61.6	61.4	123.0	85.4

LEAD
Payable metal (tonnes)
Cannington	100%	49,503	45,228	54,271	52,879	51,914	104,793	100,830
Pering	100%	1,601	1,320	1,486	1,153	1,298	2,451	3,217
Total		51,104	46,548	55,757	54,032	53,212	107,244	104,047

ZINC
Payable metal (tonnes)
Cannington	100%	17,994	15,877	17,176	14,058	17,285	31,343	31,141
Antamina (e)	33.8%	-	-	-	-	16,010	16,010	-
Selbaie	100%	10,312	8,868	7,969	9,456	8,106	17,562	21,671
Pering	100%	5,498	5,010	5,397	5,888	5,318	11,206	10,503
Total		33,804	29,755	30,542	29,402	46,719	76,122	63,315

BASE METALS (continued)
GOLD
Payable concentrate (ounces)
Ok Tedi (d)	52%	127,049	115,576	124,729	-	-	-	267,797
Escondida	57.5%	13,270	10,582	10,302	10,641	12,166	22,807	28,713
Tintaya	100%	4,638	5,146	7,693	10,249	11,500	21,749	11,585
Alumbrera (e)	25%	32,013	31,947	42,205	42,584	45,567	88,151	32,013
Selbaie	100%	9,344	8,472	8,198	6,207	4,929	11,136	21,245
Total		186,314	171,723	193,126	69,682	74,162	143,844	361,353

SILVER
Payable metal ('000 ounces)
Cannington	100%	7,591	6,462	7,806	7,804	7,915	15,719	15,220
Antamina (e)	33.8%	-	-	-	-	690	690	-
Selbaie	100%	469	362	259	379	676	1,055	915
Total		8,060	6,824	8,065	8,183	9,281	17,464	16,135

MOLYBDENUM
Payable metal ('000 tonnes)
Highland Valley (e)	33.6%	0.14	0.12	0.12	0.15	0.15	0.30	0.14

CARBON STEEL MATERIALS
IRON ORE
Production ('000 tonnes)
Mt Newman Joint Venture	85%	5,500	4,591	5,239	5,973	6,423	12,396	11,120
Goldsworthy Joint Venture	85%	1,730	1,453	1,788	1,656	1,667	3,323	3,360
Yandi Joint Venture	85%	5,840	6,354	6,882	7,046	6,933	13,979	12,920
Jimblebar	100%	1,250	991	1,272	1,182	1,332	2,514	2,380
Samarco	50%	1,910	1,885	1,893	1,223	928	2,151	3,730
Total		16,230	15,274	17,074	17,080	17,283	34,363	33,510

METALLURGICAL COAL (f)
Production ('000 tonnes)
CQCA Joint Venture (g)	50%	3,794	3,519	4,064	4,002	3,908	7,910	7,755
South Blackwater (h)	50%	-	-	-	670	524	1,194	-
Gregory Joint Venture (g)	50%	970	845	960	486	408	894	1,821
BHP Mitsui Coal (i)	80%	1,525	1,678	1,802	1,823	1,467	3,290	2,939
QCT Resources (j)	50%	1,260	1,837	2,087	-	-	-	1,260
Illawarra	100%	1,328	1,619	1,889	2,055	1,841	3,896	3,066
Total		8,877	9,498	10,802	9,035	8,149	17,184	16,841

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (k)	60%	579	538	490	467	501	968	1,134
Australia (k)	60%	318	379	446	505	387	892	787
Total		897	917	936	973	888	1,860	1,921

CARBON STEEL MATERIALS (cont'd)
MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (k)	60%	106	96	85	69	101	170	217
Australia (k)	60%	67	64	51	50	63	113	131
Total		173	160	136	119	165	284	348

HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron	100%	291	177	276	386	384	770	396

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	6.9	9.4	9.1	9.6	10.4	20.0	13.3
Yabulu	100%	7.5	7.4	7.7	6.3	7.1	13.4	13.9
Total		14.4	16.8	16.8	15.9	17.5	33.4	27.2

CHROME ORES
Saleable production ('000 tonnes)
South Africa (k)	60%	898	674	665	629	609	1,238	1,819

FERROCHROME
Saleable production ('000 tonnes)
South Africa (k)	60%	249	192	194	207	206	413	522

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	17,811	14,379	14,571	14,538	13,724	28,262	32,372
USA	100%	3,962	3,993	3,890	3,106	3,170	6,276	7,042
Australia	100%	1,227	1,512	1,329	1,173	863	2,036	2,462
Indonesia (l)	80%	2,134	2,035	2,291	2,450	1,778	4,228	4,100
Colombia (m)	17%-33%	687	1,091	1,053	1,138	1,088	2,226	687
Total		25,821	23,010	23,134	22,405	20,623	43,028	46,663

PETROLEUM
Production
Crude oil & condensate	(000 bbl)	20,000	19,911	18,378	19,492	19,747	39,239	40,817
Natural gas	(bcf)	60.83	67.61	71.64	71.24	76.23	147.47	122.58
LPG	('000 tonnes)	155.04	170.62	175.60	182.71	173.01	355.72	327.81
Ethane	('000 tonnes)	9.98	15.69	18.53	24.05	18.59	42.64	33.17

BHP STEEL
Production ('000 tonnes)
Raw steel	100%	1,372	1,277	1,328	1,382	1,262	2,644	2,827
Marketable steel products	100%	1,268	1,345	1,469	1,377	1,169	2,546	2,693

EXPLORATION, TECH & NEW BUSINESS
DIAMONDS
Production ('000 carats)
Ekati™ (n)	80%	318	375	427	767	928	1,695	627

(a) Interest in Worsley increased from 30% to 86% effective January 2001.
(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.
(c) Metal production is reported on the basis of payable metal.
(d) Ok Tedi data shown on 100% basis. BHP Billiton holds a 52% equity interest in Ok Tedi. BHP Billiton announced in August 2001 that no profit would be recognised for Ok Tedi from 1 July 2001 except to the extent that dividends are received.
Accordingly, Ok Tedi September 2001 and December 2001 quarter copper production (100% basis) of 48,200 tonnes and
43,800 tonnes respectively and gold production of 104,855 ounces and 98,210 ounces respectively has not been recognised.
(e) Included from 1 October 2000, the effective date of the acquisition of Rio Algom. Antamina commenced commercial production in October 2001.
(f) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(g) BHP Billiton interest is 50% from 28 June 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
(h) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd.
(i) Shown on 100% basis before 20% outside equity interest.
(j) Production reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by
BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited (QCT) in November 2000. In June 2001,
Mitsubishi acquired the balance of the shares in QCT from BHP Billiton.
(k) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(l) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
BHP Billiton sold its interest in the Senakin and Satui mines effective 30 November 2001.
(m) Carbonnes del Cerrejon (BHP Billiton 33.3%) and Cerrejon Zona Norte (BHP Billiton 16.7%) were acquired in September 2000 and November 2000 respectively.
(n) Interest in Ekati™ increased from 51% to 80% effective July 2001.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2000	2001	2001	2001	2001	2001	2000
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia (a)	211	541	674	662	671	1,333	417
Paranam, Suriname	215	213	211	219	209	428	428
Alumar, Brazil	107	114	113	83	85	168	227
Total	533	868	998	964	965	1,929	1,072

Sales
Worsley, Australia (a)	205	388	725	692	638	1,330	390
Paranam, Suriname	194	224	186	224	221	445	408
Alumar, Brazil	116	120	116	79	88	167	226
Total	515	732	1,027	995	947	1,942	1,024

(a) Interest in Worsley increased from 30% to 86% effective January 2001.

ALUMINIUM
Production
Hillside, South Africa	127	122	123	125	117	242	253
Bayside, South Africa	45	44	43	44	45	89	91
Alumar, Brazil	44	42	43	35	32	67	87
Valesul, Brazil	12	11	9	8	9	17	23
Mozal, Mozambique (b)	23	31	32	32	32	64	30
Total	251	250	250	244	235	479	484

Sales
Hillside, South Africa	127	121	124	123	117	240	253
Bayside, South Africa	46	42	50	43	43	86	87
Alumar, Brazil	43	41	45	34	33	67	85
Valesul, Brazil	11	7	12	8	8	16	22
Mozal, Mozambique (b)	20	32	33	32	32	64	25
Total	247	243	264	240	233	473	472

(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2000	2001	2001	2001	2001	2001	2000
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	77,436	74,691	77,115	85,344	84,821	170,164	152,994
Sulphide ore milled (100%)	('000 tonnes)	11,534	11,128	10,650	11,205	10,060	21,265	23,893
Average copper grade	(%)	1.94%	1.95%	1.82%	1.75%	1.72%	1.74%	1.89%
Production ex Mill (100%)	('000 tonnes)	190.4	176.4	159.5	162.0	144.4	306.3	389.9

Production
Payable copper	('000 tonnes)	105.8	98.3	89.1	89.3	80.1	169.5	215.3
Payable gold concentrate	(fine ounces)	13,270	10,582	10,302	10,641	12,166	22,807	28,713
Copper cathode (SXEW)	('000 tonnes)	20.5	21.0	22.0	21.9	21.9	43.8	40.4

Sales
Payable copper	('000 tonnes)	118.0	109.5	88.3	83.8	87.0	170.7	202.6
Payable gold concentrate	(fine ounces)	15,279	11,692	9,780	8,729	12,386	21,115	27,552
Copper cathode (SXEW)	('000 tonnes)	19.8	21.8	23.1	22.9	18.0	40.8	41.9

OK Tedi, Papua New Guinea (a)
Material mined	('000 tonnes)	22,673	22,244	22,482	-	-	-	44,972
Ore milled	('000 tonnes)	8,286	8,250	8,116	-	-	-	15,657
Average head grades
- Copper	(%)	0.91%	0.85%	0.92%	-	-	-	0.92%
- Gold	(g/t)	0.77	0.70	0.82	-	-	-	0.88

Production
Payable copper	('000 tonnes)	54.1	51.7	53.4	-	-	-	103.9
Payable gold concentrate	(fine ounces)	127,049	115,576	124,729	-	-	-	267,797

Sales
Payable copper	('000 tonnes)	53.5	53.4	67.5	-	-	-	89.6
Payable gold concentrate	(fine ounces)	135,494	113,760	156,860	-	-	-	235,975

(a) Ok Tedi data shown on 100% basis. BHP Billiton holds a 52% equity interest in Ok Tedi. BHP Billiton announced in August 2001 that no profit would be recognised for Ok Tedi from 1 July 2001 except to the extent that dividends are received.
Accordingly, Ok Tedi September 2001 and December 2001 quarter copper production (100% basis) of 48,200 tonnes and
43,800 tonnes respectively and gold production of 104,855 ounces and 98,210 ounces respectively has not been recognised.

Tintaya, Peru
Material mined	('000 tonnes)	16,723	14,566	16,447	17,600	14,115	31,715	33,117
Ore milled	('000 tonnes)	1,744	1,429	1,508	1,640	1,569	3,209	3,364
Average copper grade	(%)	1.56%	1.47%	1.56%	1.58%	1.72%	1.65%	1.56%

Production
Payable copper	('000 tonnes)	24.0	18.4	20.1	20.9	22.9	43.8	46.5
Payable gold concentrate	(fine ounces)	4,638	5,146	7,693	10,249	11,500	21,749	11,585

Sales
Payable copper	('000 tonnes)	24.5	12.1	32.0	19.2	17.8	37.0	42.2
Payable gold concentrate	(fine ounces)	5,149	3,125	10,350	9,745	9,546	19,291	12,943
Cerro Colorado, Chile (a)
Material mined	('000 tonnes)	14,957	13,342	14,177	13,595	16,677	30,272	14,957
Ore milled	('000 tonnes)	3,264	3,479	3,546	3,517	3,894	7,411	3,264
Average copper grade	(%)	1.08%	1.09%	1.09%	1.08%	1.13%	1.11%	1.08%

Production
Copper cathode	('000 tonnes)	31.0	32.0	33.8	34.0	33.8	67.8	31.0

Sales
Copper cathode	('000 tonnes)	30.4	32.8	33.6	34.0	31.7	65.7	30.4
(a) Cerro Colorado (BHP Billiton 100%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Antamina, Peru (a)
Material mined (100%)	('000 tonnes)					22,589	22,589
Ore milled (100%)	('000 tonnes)					6,318	6,318
Average head grades
- Copper	(%)					1.32%	1.32%
- Zinc	(%)					2.03%	2.03%
- Silver	(g/t)					223	223

Production
Payable copper	('000 tonnes)					26.5	26.5
Payable zinc	(tonnes)					16,010	16,010
Payable silver	('000 ounces)					690	690

Sales
Payable copper	('000 tonnes)					28.7	28.7
Payable zinc	(tonnes)					8,983	8,983
Payable silver	('000 ounces)					596	596

(a) BHP Billiton acquired its 33.8% interest in Antamina in October 2000 as part of the acquisition of Rio Algom. Commercial production commenced on 1 October 2001.

Alumbrera, Argentina (a)
Material mined (100%)	('000 tonnes)	27,823	25,829	27,182	29,545	28,635	58,180	27,823
Ore milled (100%)	('000 tonnes)	7,097	7,041	7,445	7,516	7,142	14,658	7,097
Average head grades
- Copper	(%)	0.64%	0.71%	0.74%	0.70%	0.74%	0.72%	0.64%
- Gold	(g/t)	0.8	0.8	1.0	1.0	1.1	1.0	0.8

Production
Payable copper	('000 tonnes)	9.9	10.8	11.9	11.6	12.0	23.6	9.9
Payable gold	(fine ounces)	30,094	30,579	39,922	40,370	42,978	83,348	30,094
Payable gold - dore	(fine ounces)	1,919	1,368	2,283	2,214	2,589	4,803	1,919

Sales
Payable copper	('000 tonnes)	8.4	9.5	14.2	9.8	13.1	22.9	8.4
Payable gold	(fine ounces)	26,819	27,635	45,999	34,461	48,223	82,684	26,819
Payable gold - dore	(fine ounces)	1,907	1,934	2,138	2,009	1,829	3,838	1,907

(a) Alumbrera (BHP Billiton 25%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Highland Valley, Canada (a)
Material mined (100%)	('000 tonnes)	21,203	19,104	18,988	19,911	20,883	40,794	21,203
Ore milled (100%)	('000 tonnes)	13,155	11,784	11,355	12,841	12,912	25,753	13,155
Average copper grade	(%)	0.42%	0.43%	0.43%	0.43%	0.42%	0.42%	0.42%

Production
Payable copper	('000 tonnes)	16.1	14.8	14.1	16.1	16.0	32.1	16.1
Payable Molybdenum	('000 tonnes)	0.14	0.12	0.12	0.15	0.15	0.30	0.14

Sales
Payable copper	('000 tonnes)	10.5	10.7	11.6	23.2	18.8	42.0	10.5
Payable Molybdenum	('000 tonnes)	0.21	0.18	0.14	0.14	0.10	0.24	0.21

(a) Highland Valley (BHP Billiton 33.6%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Cannington, Australia
Material mined	('000 tonnes)	460	464	507	543	555	1,098	890
Ore milled	('000 tonnes)	461	422	490	496	538	1,034	869
Average head grades
- Silver	(g/t)	606	539	577	598	567	582	641
- Lead	(%)	12.8%	12.7%	13.2%	13.2%	12.1%	12.6%	13.6%
- Zinc	(%)	5.6%	5.5%	5.5%	4.8%	5.3%	5.0%	5.3%

Production
Payable silver	('000 ounces)	7,591	6,462	7,806	7,804	7,915	15,719	15,220
Payable lead	(tonnes)	49,503	45,228	54,271	52,879	51,914	104,793	100,830
Payable zinc	(tonnes)	17,994	15,877	17,176	14,058	17,285	31,343	31,141

Sales
Payable silver	('000 ounces)	6,583	8,107	8,681	7,231	8,045	15,276	13,571
Payable lead	(tonnes)	43,036	55,949	61,243	49,423	52,577	102,000	89,115
Payable zinc	(tonnes)	13,262	20,588	17,496	13,220	17,850	31,070	24,943

Selbaie, Canada
Ore milled	('000 tonnes)	933	902	896	1,006	1,029	2,035	2,211
Average head grades
- Zinc	(%)	1.54%	1.57%	1.42%	1.50%	1.29%	1.39%	1.56%
- Copper	(%)	0.43%	0.46%	0.42%	0.34%	0.34%	0.34%	0.43%
- Gold	(g/t)	0.43	0.40	0.42	0.34	0.24	0.29	0.47
- Silver	(g/t)	29.05	25.22	18.12	25.02	37.23	31.19	28.09

Production
Payable zinc	(tonnes)	10,312	8,868	7,969	9,456	8,106	17,562	21,671
Payable copper	(tonnes)	3,183	3,279	2,872	2,470	2,668	5,138	6,573
Payable gold concentrate	(ounces)	9,344	8,472	8,198	6,207	4,929	11,136	21,245
Payable silver	('000 ounces)	469	362	259	379	676	1,055	915

Sales
Payable zinc	(tonnes)	9,780	9,110	8,406	9,959	7,932	17,891	19,163
Payable copper	(tonnes)	3,390	3,260	3,035	3,196	2,615	5,811	6,373
Payable gold concentrate	(ounces)	11,777	10,177	8,207	8,112	8,002	16,114	18,059
Payable silver	('000 ounces)	494	445	405	284	321	605	1,029

Pering, South Africa
Ore milled	('000 tonnes)	336	327	345	339	342	681	672
Average head grades
- Zinc	(%)	2.22%	2.03%	2.09%	2.00%	1.90%	1.96%	2.12%
- Lead	(%)	0.68%	0.55%	0.60%	0.49%	0.54%	0.52%	0.68%

Production
Payable zinc	(tonnes)	5,498	5,010	5,397	5,888	5,318	11,206	10,503
Payable lead	(tonnes)	1,601	1,320	1,486	1,153	1,298	2,451	3,217

Sales
Payable zinc	(tonnes)	4,990	5,170	5,060	4,900	4,859	9,759	9,917
Payable lead	(tonnes)	1,250	1,590	1,490	1,336	1,217	2,553	2,952

San Manuel, USA
Production
Copper cathode (SXEW)	('000 tonnes)	2.6	2.5	2.3	2.3	2.2	4.5	5.4

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	4.4	3.9	3.8	3.4	3.4	6.8	8.7

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2000	2001	2001	2001	2001	2001	2000
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	5,500	4,591	5,239	5,973	6,423	12,396	11,120
Goldsworthy Joint Venture	1,730	1,453	1,788	1,656	1,667	3,323	3,360
Yandi Joint Venture	5,840	6,354	6,882	7,046	6,933	13,979	12,920
Jimblebar	1,250	991	1,272	1,182	1,332	2,514	2,380
Total (BHP Billiton share)	14,320	13,389	15,181	15,858	16,355	32,213	29,780
Total production (100%)	16,626	15,577	17,636	18,448	19,006	37,453	34,615

Shipments
Lump	3,730	3,950	3,823	3,729	3,483	7,212	7,670
Fines	11,400	11,171	11,545	12,334	12,025	24,359	22,440
Total (BHP Billiton share)	15,130	15,121	15,368	16,063	15,508	31,571	30,110
Total shipments (100%)	17,798	17,789	18,080	18,897	18,245	37,142	35,420

(a) Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,910	1,885	1,893	1,223	928	2,151	3,730

Shipments	2,150	1,699	1,460	1,156	1,440	2,596	3,820

METALLURGICAL COAL (a)
Queensland, Australia
Production
CQCA Joint Venture (b)
Blackwater	1,076	1,066	1,130	977	1,305	2,282	2,132
Goonyella	965	967	1,122	986	850	1,836	1,889
Peak Downs	886	571	779	885	730	1,615	1,779
Saraji	433	504	530	627	528	1,155	1,041
Norwich Park	434	411	503	527	495	1,022	914
CQCA total	3,794	3,519	4,064	4,002	3,908	7,910	7,755

South Blackwater (c)	-	-	-	670	524	1,194	-

Gregory Joint Venture (b)	970	845	960	486	408	894	1,821

BHP Mitsui Coal (d)
Riverside	727	834	966	917	649	1,567	1,472
South Walker Creek	798	844	836	906	817	1,723	1,467
BHP Mitsui Coal total	1,525	1,678	1,802	1,823	1,467	3,290	2,939
Queensland total	6,289	6,042	6,826	6,980	6,307	13,288	12,515

Shipments
Coking coal	4,669	4,401	4,813	4,804	4,011	8,815	9,223
Weak coking coal	1,466	1,138	1,245	1,592	1,674	3,267	2,531
Thermal coal	657	474	624	631	704	1,335	1,290
Total	6,792	6,013	6,682	7,027	6,390	13,417	13,044

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Billiton interest is 50% from 28 June 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
(c) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd.
(d) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

QCT Resources, Australia (a)
Production
CQCA	732	1,093	1,263	-	-	-	732
Gregory Joint Venture	173	213	242	-	-	-	173
South Blackwater	355	531	582	-	-	-	355
Total	1,260	1,837	2,087	-	-	-	1,260

Shipments
Coking coal	876	1,633	1,476	-	-	-	876
Weak coking coal	146	227	231	-	-	-	146
Thermal coal	245	209	268	-	-	-	245
Total	1,267	2,069	1,975	-	-	-	1,267

(a) Production and shipments reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited (QCT) in November 2000.
In June 2001, Mitsubishi acquired the balance of the shares in QCT from BHP Billiton.

Illawarra, Australia
Production	1,328	1,619	1,889	2,055	1,841	3,896	3,066

Shipments
Coking coal	1,512	1,410	1,686	1,457	1,655	3,112	2,838
Thermal coal	165	67	246	136	94	230	293
Total	1,677	1,477	1,932	1,593	1,749	3,342	3,131

MANGANESE ORES
South Africa
Saleable production (a)	579	538	490	467	501	968	1,134

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	318	379	446	505	387	892	787

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)	106	96	85	69	101	170	217

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	67	64	51	50	63	113	131

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia
Production	291	177	276	386	384	770	396

Shipments	107	238	342	358	302	660	161

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2000	2001	2001	2001	2001	2001	2000
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	6.9	9.4	9.1	9.6	10.4	20.0	13.3

Sales	5.5	8.8	10.2	9.1	10.4	19.5	11.9

Yabulu, Australia
Production
Nickel	7.5	7.4	7.7	6.3	7.1	13.4	13.9
Cobalt	0.4	0.5	0.5	0.4	0.4	0.8	0.8

Sales
Nickel	6.3	6.5	8.2	7.7	6.9	14.6	12.6
Cobalt	0.4	0.4	0.4	0.4	0.5	0.9	0.8

CHROME ORES
South Africa
Saleable production (a)	898	674	665	629	609	1,238	1,819

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

FERROCHROME
South Africa
Saleable production (a)	249	192	194	207	206	413	522

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2000	2001	2001	2001	2001	2001	2000
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	17,811	14,379	14,571	14,538	13,724	28,262	32,372

Sales
Export	6,489	6,164	6,557	6,289	6,083	12,372	13,058
Local utility	10,273	6,957	6,821	7,477	6,780	14,257	17,371
Inland	1,473	1,207	1,110	1,092	1,111	2,203	2,690
Total	18,235	14,328	14,488	14,858	13,974	28,832	33,119

New Mexico, USA
Production
Navajo Coal	2,119	1,838	2,170	1,694	1,682	3,376	3,663
San Juan Coal	1,843	2,155	1,720	1,412	1,488	2,900	3,379
Total	3,962	3,993	3,890	3,106	3,170	6,276	7,042

Sales - local utility	3,565	3,566	3,434	3,407	3,489	6,896	7,350

COAL, Australia
Production	1,227	1,512	1,329	1,173	863	2,036	2,462

Sales
Export	685	1,190	1,201	604	571	1,175	1,634
Inland	235	396	399	398	378	776	627
Total	920	1,586	1,600	1,002	949	1,951	2,261

Kalimantan, Indonesia (a)
Production
Senakin (b)	1,050	924	1,099	1,161	801	1,962	1,955
Satui (b)	871	926	981	1,068	777	1,845	1,689
Petangis	213	185	211	221	201	422	456
Total	2,134	2,035	2,291	2,450	1,778	4,228	4,100

Sales - export	2,049	1,942	2,308	2,312	1,684	3,996	4,124

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) BHP Billiton sold its interest in Senakin and Satui effective 30 November 2001.

CDC & CZN, Colombia (a)
Production	687	1,091	1,053	1,138	1,088	2,226	687

Sales - export	676	1,102	959	1,098	688	1,786	676

(a) Carbonnes del Cerrejon (BHP Billiton 33.3%) and Cerrejon Zona Norte (BHP Billiton 16.7%) were acquired in September 2000 and November 2000 respectively.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2000	2001	2001	2001	2001	2001	2000
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	7,096	6,990	6,946	7,387	7,197	14,584	14,900
North West Shelf - condensate	1,144	1,240	1,239	1,331	1,310	2,641	2,369
North West Shelf - Wanaea/Cossack	1,885	1,820	1,757	1,652	1,919	3,571	3,567
Laminaria	3,875	3,533	3,076	3,001	2,569	5,570	8,244
Buffalo (a)	763	-	-	-	-	-	1,520
Griffin	1,714	2,241	1,194	1,037	863	1,900	3,705
Pakistan (b)	-	3	14	17	19	36	-
Typhoon (c)	-	-	-	835	1,443	2,278	-
Americas	944	941	958	918	919	1,837	1,770
Liverpool Bay	1,978	2,469	2,516	2,830	2,868	5,698	3,694
Bruce/Keith (d)	601	674	678	483	640	1,123	1,048
Total	20,000	19,911	18,378	19,492	19,747	39,239	40,817

NATURAL GAS (billion cubic feet)
Bass Strait	18.96	22.91	26.75	30.05	23.14	53.19	46.74
North West Shelf - Domestic	3.28	3.29	3.81	3.68	3.73	7.41	6.41
North West Shelf - LNG	13.83	14.24	13.47	15.76	15.56	31.32	29.02
Griffin	0.82	0.73	0.84	1.35	1.25	2.60	1.57
Pakistan (b)	-	0.40	2.03	2.66	2.83	5.49	-
Typhoon (c)	-	-	-	0.67	1.48	2.15	-
Americas	5.38	5.19	5.52	5.41	5.45	10.86	10.59
Bruce	9.38	10.43	7.59	3.28	10.65	13.93	14.39
Keith (d)	0.11	0.24	0.25	0.19	0.27	0.46	0.11
Liverpool Bay	9.07	10.18	11.38	8.19	11.87	20.06	13.75
Total	60.83	67.61	71.64	71.24	76.23	147.47	122.58

LPG ('000 tonnes)
Bass Strait	95.70	113.21	117.66	128.52	107.80	236.32	223.85
North West Shelf	30.69	30.44	31.65	36.32	35.53	71.85	62.17
Griffin	1.50	0.51	-	-	-	-	3.07
Bruce	26.72	23.01	24.85	16.51	28.50	45.01	38.29
Keith (d)	0.43	3.45	1.44	1.36	1.18	2.54	0.43
Total	155.04	170.62	175.60	182.71	173.01	355.72	327.81

ETHANE ('000 tonnes)	9.98	15.69	18.53	24.05	18.59	42.64	33.17

(a) Buffalo sold effective September 2000.
(b) Zamzama extended well test commenced in March 2001.
(c) Typhoon commenced production in July 2001.
(d) Keith commenced production in November 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2000	2001	2001	2001	2001	2001	2000
BHP STEEL
BHP Billiton attributable production unless otherwise stated.
('000 tonnes)

PRODUCTION
Iron Sands
NZS, New Zealand		712	274	478	397	464	861	1,435
Coke
Port Kembla, Australia		599	578	643	661	620	1,281	1,215
Iron
Port Kembla, Australia		1,231	1,177	1,269	1,262	1,191	2,453	2,529
Raw Steel
Port Kembla, Australia		1,226	1,120	1,176	1,238	1,109	2,347	2,534
NZS, New Zealand		146	157	152	144	153	297	293
Total		1,372	1,277	1,328	1,382	1,262	2,644	2,827
Delta, Ohio (a)		186	190	197	196	196	392	379

Marketable Steel Products
Flat Products
Flat and Tinplate products		1,152	1,094	1,183	1,183	1,054	2,237	2,394
Coated Products
Rolled and coated products		464	462	474	533	400	933	995
Flat and coated products (NZS)		125	139	135	137	117	254	262
Rolled and coated products (offshore)		98	81	89	69	70	139	168
Building products (includes offshore)		34	42	42	40	36	76	74
Total (b)		1,268	1,345	1,469	1,377	1,169	2,546	2,693
Delta, Ohio (a)		182	186	193	192	192	384	371

DESPATCHES (c)
Business unit despatches
Flat Products		1,069	1,098	1,294	1,128	996	2,124	2,312
Coated Products		691	666	813	746	657	1,403	1,423
Total (d)		1,237	1,282	1,587	1,296	1,153	2,449	2,473

External despatches
Australia	Domestic (e)	503	515	585	691	569	1,260	988
	Export	515	546	757	387	391	778	1,056
New Zealand	Domestic (e)	62	56	55	61	56	117	129
	Export	55	77	97	83	67	150	123
Other offshore		102	88	93	74	70	144	177
Total		1,237	1,282	1,587	1,296	1,153	2,449	2,473
Delta, Ohio (a)		177	190	191	191	189	380	367

(a) Production and despatches reported is that proportion determined by BHP Steel's equity interest in North Star BHP LLC (50%).
(b) Total excludes production for intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
(c) Steel products only. Excludes pig iron and by-products.
(d) Total excludes intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
(e) Includes despatches to OneSteel Limited from 1 November 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2000	2001	2001	2001	2001	2001	2000
EXPLORATION, TECHNOLOGY & NEW BUSINESS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Production (a)	('000 carats)	318	375	427	767	928	1,695	627

(a) Interest in Ekati™ increased from 51% to 80% effective July 2001.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2000	2001	2001	2001	2001	2001	2000
STEEL - DISCONTINUED OPERATIONS (a)
BHP Billiton attributable production unless otherwise stated.
('000 tonnes)

PRODUCTION
Iron Ore
Whyalla, Australia		254	-	-	-	-	-	910
Coke
Whyalla, Australia		49	-	-	-	-	-	198
Iron
Whyalla, Australia		102	-	-	-	-	-	372
Raw Steel
Whyalla, Australia		99	-	-	-	-	-	344
Newcastle, Australia		-	-	-	-	-	-	-
Sydney, Australia		36	-	-	-	-	-	164
Total		135	-	-	-	-	-	508

Marketable Steel Products
Long products		171	-	-	-	-	-	722
Other offshore (USA) (b)		-	-	-	-	-	-	-
Total (b)		171	-	-	-	-	-	711

DESPATCHES (c)
Business unit despatches
Long Products		166	-	-	-	-	-	693
Other offshore (USA) (b)		-	-	-	-	-	-	-
Total (d)		166	-	-	-	-	-	693

External despatches
Australia	Domestic	150	-	-	-	-	-	632
	Export	16	-	-	-	-	-	61
Other offshore (USA) (b)		-	-	-	-	-	-	-
Total		166	-	-	-	-	-	693

(a) Data tables reflect the spin-out of OneSteel Limited from BHP Billiton effective 31 October 2000.
(b) US steel businesses were sold in June 2000.
(c) Steel products only. Excludes pig iron and by-products.
(d) Total excludes intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.

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